SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934



                         PERRY ELLIS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    868610106
                              --------------------
                                 (CUSIP Number)

                                  SCHEDULE 13G

-------------------------
CUSIP No. 868610106
-------------------------

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Fanny Hanono
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                          (b)

--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

         NUMBER OF                      314,958
           SHARES            ---------------------------------------------------
        BENEFICIALLY             6      SHARED VOTING POWER
          OWNED BY
            EACH                        83,690
         REPORTING           ---------------------------------------------------
           PERSON                7      SOLE DISPOSITIVE POWER
           WITH:
                                        314,958
                             ---------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        83,690
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            398,648(1)
--------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.1%(2)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
---------------
         (1) Represents 314,958 shares of Perry Ellis common stock held by a limited partnership of which Fanny Hanono is the sole shareholder of the general partner and the sole limited partner and 83,690 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director.

         (2) Calculated on the basis of 6,579,374 shares of Perry Ellis common stock outstanding on December 31, 2000.

-------------------------
CUSIP No. 868610106
-------------------------

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Salomon Hanono
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                          (b)

--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

         NUMBER OF                      26,250
           SHARES            ---------------------------------------------------
        BENEFICIALLY             6      SHARED VOTING POWER
          OWNED BY
            EACH                        398,648
         REPORTING           ---------------------------------------------------
           PERSON                7      SOLE DISPOSITIVE POWER
           WITH:
                                        26,250
                             ---------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        398,648
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            424,898(1)
--------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.4%(2)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------


---------------
         (1) Represents 314,958 shares of Perry Ellis common stock held by a limited partnership of which Fanny Hanono, Salomon Hanono's spouse, is the sole shareholder of the general partner and the sole limited partner, 83,690 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono, Salomon Hanono's spouse, is an officer and directors, and 26,250 shares of Perry Ellis common stock held by Salomon Hanono pursuant to the grant of stock options.

         (2) Calculated on the basis of 6,579,374 shares of Perry Ellis common stock outstanding on December 31, 2000.

Item 1(a).        Name of Issuer:

                  Perry Ellis International, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  3000 N.W. 107th Avenue
                  Miami, Florida 33172

Item 2(a).        Name of Person Filing:

                  Fanny Hanono and Salomon Hanono

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  3000 N.W. 107th Avenue
                  Miami, Florida 33172

Item 2(c).        Citizenship:  See Item 4 on Cover Page

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 Par Value

Item 2(e).        CUSIP Number:

                  868610106

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.


Item 4.           Ownership:

I.       Fanny Hanono

         (a)      Amount Beneficiary Owned: 398,648(1) shares.

---------------
         (1) Represents 314,958 shares of Perry Ellis common stock held by a limited partnership of which Fanny Hanono is the sole shareholder of the general partner and the sole limited partner and 83,690 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director.

         (b)      Percent of Class:    6.1%(1)
                                       ----

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct to vote         314,958
                                                                        -------

                  (ii)  shared power to vote or to direct the vote       83,690
                                                                         ------

                  (iii) sole power to dispose or to direct the
                        disposition of                                  314,958
                                                                        -------

                  (iv)  shared power to dispose or to direct
                        disposition of                                   83,690
                                                                         ------

II.      Salomon Hanono

         (a)      Amount Beneficiary Owned: 424,898 shares.
                                            ---------------

         (b)      Percent of Class: 6.4%(1)
                                    ----

         (c)      Number of Shares as to which such person has:

                  (i)   sole power to vote or to direct to vote           26,250
                                                                          ------

                  (ii)  shared power to vote or to direct the vote       398,648
                                                                         -------

                  (iii) sole power to dispose or to direct the
                        disposition of                                    26,250
                                                                          ------

                  (iv)     shared power to dispose or to direct
                  disposition of                                         398,648
                                                                         -------

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.


---------------
         (1) Calculated on the basis of 6,579,374 shares of Perry Ellis common stock outstanding on December 31, 2000.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2001.                        /s/ FANNY HANONO
                                                 -------------------------------
                                                 Fanny Hanono


Dated: February 13, 2001.                        /s/ SALOMON HANONO
                                                 -------------------------------
                                                 Salomon Hanono


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